SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Meru Networks, Inc.
(Name of Issuer)

Common Stock, $0.0005 par value
(Title of Class of Securities)

59047Q103
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59047Q103
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Laminar Direct Capital, L.L.C. 20-1131815

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 353,952 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 353,952 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 353,952 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.2% (2)

12.	Type of Reporting Person (See Instructions) OO

1 Includes Class A Common Stock warrants exercisable into 176,976 shares and Class B Common Stock warrants exercisable into 176,976 shares.

2 Based on 16,054,078 shares of outstanding common stock and including 176,976 shares from the potential exercise of the Class A Common Stock warrants and 176,976 shares from the potential exercise of the Class B Common Stock warrants, for a total of 16,408,030 shares outstanding.

CUSIP No. 59047Q103
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Composite Side Pocket Series 5, L.L.C. 20-8079671

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 952,018

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 952,018

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 952,018

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 59047Q103
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.L.C. 13-3799946

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,411,502

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,411,502

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,411,502

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.8%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 59047Q103
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,765,454 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,765,454 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,765,454 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.8% (2)

12.	Type of Reporting Person (See Instructions) IA, PN

1 Includes Class A Common Stock warrants exercisable into 176,976 shares and Class B Common Stock warrants exercisable into 176,976 shares.

2 Based on 16,054,078 shares of outstanding common stock and including 176,976 shares from the potential exercise of the Class A Common Stock warrants and 176,976 shares from the potential exercise of the Class B Common Stock warrants, for a total of 16,408,030 shares outstanding.

CUSIP No. 59047Q103

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David E. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,765,454 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,765,454 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,765,454 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.8% (2)

12.	Type of Reporting Person (See Instructions) IN

1 Includes Class A Common Stock warrants exercisable into 176,976 shares and Class B Common Stock warrants exercisable into 176,976 shares.

2 Based on 16,054,078 shares of outstanding common stock and including 176,976 shares from the potential exercise of the Class A Common Stock warrants and 176,976 shares from the potential exercise of the Class B Common Stock warrants, for a total of 16,408,030 shares outstanding.

Item 1.
(a)	Name of Issuer:
Meru Networks, Inc.

(b)	Address of Issuer's Principal Executive Offices:
894 Ross Drive Sunnyvale, CA 94089

Item 2.
(a)	Name of Person Filing:
Laminar Direct Capital, L.L.C. D. E. Shaw Composite Side Pocket Series 5, L.L.C. D. E. Shaw & Co., L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence:
The business address for each reporting person is: 1166 Avenue of the Americas, 9th Floor New York, NY 10036

(c)	Citizenship:

Laminar Direct Capital, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw Composite Side Pocket Series 5, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities:
Common Stock, $0.0005 par value

(e)	CUSIP Number:
59047Q103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

As of December 31, 2010: (a) Amount beneficially owned:

Laminar Direct Capital, L.L.C.:
353,952 shares
This is composed of (i) 176,976 shares that Laminar Direct Capital, L.L.C. has the right to acquire upon exercise of Class A Common Stock warrants and (ii) 176,976 shares that Laminar Direct Capital, L.L.C. has the right to acquire upon exercise of Class B Common Stock warrants.

D. E. Shaw Composite Side Pocket Series 5, L.L.C.	952,018 shares

D. E. Shaw & Co., L.L.C.:	1,411,502 shares This is composed of (i) 952,018 shares in the name of D. E. Shaw Composite Side Pocket Series 5, L.L.C. and (ii) 459,484 shares in the name of D. E. Shaw Composite Fund, L.L.C.

D. E. Shaw & Co., L.P.:
1,765,454 shares
This is composed of (i) 176,976 shares that Laminar Direct Capital, L.L.C. has the right to acquire upon exercise of Class A Common Stock warrants, (ii) 176,976 shares that Laminar Direct Capital, L.L.C. has the right to acquire upon exercise of Class B Common Stock warrants, (iii) 952,018 shares in the name of D. E. Shaw Composite Side Pocket Series 5, L.L.C., and (iv) 459,484 shares in the name of D. E. Shaw Composite Fund, L.L.C.

David E. Shaw:
1,765,454 shares
This is composed of (i) 176,976 shares that Laminar Direct Capital, L.L.C. has the right to acquire upon exercise of Class A Common Stock warrants, (ii) 176,976 shares that Laminar Direct Capital, L.L.C. has the right to acquire upon exercise of Class B Common Stock warrants, (iii) 952,018 shares in the name of D. E. Shaw Composite Side Pocket Series 5, L.L.C., and (iv) 459,484 shares in the name of D. E. Shaw Composite Fund, L.L.C.

(b) Percent of class:
Laminar Direct Capital, L.L.C.:	2.2%
D. E. Shaw Composite Side Pocket Series 5, L.L.C.	5.9%
D. E. Shaw & Co., L.L.C.:	8.8%
D. E. Shaw & Co., L.P.:	10.8%
David E. Shaw:	10.8%

(c) Number of shares to which the person has:

(i)      Sole power to vote or to direct the vote:
Laminar Direct Capital, L.L.C.:	-0- shares
D. E. Shaw Composite Side Pocket Series 5, L.L.C.	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii)     Shared power to vote or to direct the vote:
Laminar Direct Capital, L.L.C.:	353,952 shares
D. E. Shaw Composite Side Pocket Series 5, L.L.C.	952,018 shares
D. E. Shaw & Co., L.L.C.:	1,411,502 shares
D. E. Shaw & Co., L.P.:	1,765,454 shares
David E. Shaw:	1,765,454 shares

(iii)    Sole power to dispose or to direct the disposition of:
Laminar Direct Capital, L.L.C.:	-0- shares
D. E. Shaw Composite Side Pocket Series 5, L.L.C.	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv)    Shared power to dispose or to direct the disposition of:
Laminar Direct Capital, L.L.C.:	353,952 shares
D. E. Shaw Composite Side Pocket Series 5, L.L.C.	952,018 shares
D. E. Shaw & Co., L.L.C.:	1,411,502 shares
D. E. Shaw & Co., L.P.:	1,765,454 shares
David E. Shaw:	1,765,454 shares

David E. Shaw does not own any shares directly.  By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the managing member and investment adviser of Laminar Direct Capital, L.L.C. and the investment adviser of D. E. Shaw Composite Side Pocket Series 5, L.L.C. and D. E. Shaw Composite Fund, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Composite Side Pocket Series 5, L.L.C. and the managing member of D. E. Shaw Composite Fund, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 1,765,454 shares as described above constituting 10.8% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares.  David E. Shaw disclaims beneficial ownership of such 1,765,454 shares.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

As of the date hereof, Laminar Direct Capital, L.L.C. has ceased to be the beneficial owner of more than 5 percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
By signing below, each of Laminar Direct Capital, L.L.C., D. E. Shaw Composite Side Pocket Series 5, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.  Powers of Attorney, dated October 24, 2007, granted by David E. Shaw in favor of Rochelle Elias, are attached hereto.

Dated: February 14, 2011
Laminar Direct Capital, L.L.C.

By:	/s/ Rochelle Elias
Rochelle Elias Authorized Signatory

D. E. Shaw Composite Side Pocket Series 5, L.L.C.

By:	/s/ Rochelle Elias
Rochelle Elias Authorized Signatory

D. E. Shaw & Co., L.L.C.

By:	/s/ Rochelle Elias
Rochelle Elias Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Rochelle Elias
Rochelle Elias Chief Compliance Officer

David E. Shaw

By:	/s/ Rochelle Elias
Rochelle Elias Attorney-in-Fact for David E. Shaw